

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2013

<u>Via E-mail</u>
Stefan Joselowitz
Director and Chief Executive Officer
MiX Telematics Limited
Howick Close
Waterfall Park
Midrand, South Africa 1686

> **Re:** **MiX Telematics Limited**
> **Draft Registration Statement on Form F-1**
> **Submitted May 24, 2013**
> **CIK No. 0001576914**

Dear Mr. Joselowitz:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. We will process your submission and amendments without price ranges. Since the price range you select will affect disclosure in several sections of the document, we will need

sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

Cover Page

3.   As soon as practicable, please provide us with copies of any remaining artwork or graphics that you intend to include in your prospectus.

Table of Contents

4.   Please move the paragraph that immediately follows the table of contents and all of the text currently appearing on page (iii) to the end of the risk factors section or another appropriate portion of the body of the prospectus. The summary should immediately follow the page with the table of contents.

Summary

Overview, page 1

5.   Please clarify in the second paragraph and in the relevant parts of your Business section on what bases the companies you refer to are considered to be leading global companies.

6.   Please balance the disclosure in the last paragraph on page 1 by including a comparable presentation of your profit, which also appears to be the most comparable IFRS measure, as you state on page 10. Refer to Item 10(e)(1) of Regulation S-K.

Industry Background and Market Opportunity, page 1

7.   Regarding the industry data you cite in your prospectus by ABI Research, tell us how you confirmed that the data reflects the most recent available information and whether any of those reports or surveys were prepared for your company or for the offering. In addition, please delete the disclaimer in the last sentence of page (ii) where you state that you "have no reason to believe that any of the [data] is inaccurate" to remove the implication that the data may not be reliable.

Our Solutions, page 2

8.   In an appropriate place in your document, please clarify what you mean by a "tier 3 data center" that you mention in the last bullet point in this section and how this differs from other tiers. Also clarify what you mean by the term "Global 2000 enterprises" that you first mention on page 4.

Risk Factors, page 12

9.   Please revise your risk factor headings, as applicable, to provide a more descriptive disclosure of the risks that result from the condition or uncertainty identified as the source of the risk. As an example and without limitation, we note the caption to the second risk factor on page 14 and the captions to the two risk factors immediately following.

A breach of any covenants…, page 23

10.   Please tell us what consideration you gave to disclosing the risks from the security interests your creditors hold with respect to your assets.

Investors in the United States may have difficulty bringing actions, page 37

11.   Here or elsewhere, include discussion of the South African Protection of Businesses Act 1978 from an investor's perspective and make clear whether enforcement of judgments based upon U.S. securities laws would be precluded by that law.

We are an "emerging growth company" and we cannot be certain…, page 38

12.   As a foreign private issuer, you are not subject to the proxy rules or the disclosure requirements under Item 402 of Regulation S-K. Please revise throughout your document to accurately reflect the disclosure requirements of a foreign private issuer.

You may not have the same voting rights…, page 41

13.   Please expand to disclose the time period within which the ADR depositary is to mail to ADS holders the notice of meeting and voting instruction. If the depositary had no such obligations, include a statement to that effect. In addition, disclose:
        • the number of days within which you must give notice to the depositary in advance of the meeting; and
        • the method of notice, such as mail, email or otherwise, that the depositary must use to notify ADR holders.

Use of Proceeds, page 45

14.   Please tell us whether you have a quantified business plan that would require the use of capital resources in amounts exceeding currently committed sources and anticipated internally generated funds.

Dividend Policy, page 46

15.   Please replace the term "subject to applicable South African law" with substantive disclosure that makes clear the effect of South African law on your ability to declare dividends.

16.   Refer to the last sentence of the second paragraph. Please disclose the definition of "headline earnings."

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 54

17.   Please expand your overview to discuss the material challenges and risks on which management is most focused. For example and without limitation, we note that sales of your Europe fleet business have declined for reasons that include adverse market conditions in the region. Refer to SEC Release 33-8350.

Key Financial and Operating Metrics, page 56

18.   Please tell us what consideration you gave to disclosing metrics that give an indication of fluctuations or additions to dollar volume of customer contracts that you use in evaluating the performance and future capital requirements of your business.

Results of Operations

Results of Operations for the Fiscal Year 2013 Compared to Fiscal Year 2012, page 59

19.   We note that throughout your results of operations discussion you attribute the change in various operating expenses to fluctuations in headcount. Please tell us what consideration you gave to quantifying the fluctuations in headcount. In this regard, it may be beneficial to provide comparative headcount data to assist in explaining significant fluctuations related to changes in personnel levels. Likewise, tell us what consideration you gave to providing similar information regarding salary increases, which have also affected operating expenses. We refer you to Section III. D of SEC Release 33-6835.

20.   You state on page 57 that your subscription revenue is driven primarily by the number of vehicles under subscription and the revenue per vehicle under subscription. Please provide us with the revenue per vehicle under subscription for each period presented and tell us whether you considered disclosing this metric along with a discussion of any noted trends or tell us why you do not believe this information would be meaningful to investors. See Item 5.A of Form 20-F and for guidance, refer to Sections I.B and III.B of SEC Release No. 33-8350.

21.   We note your disclosures on page 60 where you indicate that your Africa fleet and
        Middle East and Australasia business segments were significant contributors to your
        revenue growth in fiscal year 2013. Please provide us with a breakdown of each of
        vehicles under subscription and revenue per vehicle under subscription by geographic
        region and tell us your consideration to include this information in the filing. In your
        response, please ensure you address any material geographic differences or trends in the
        information provided. See Item 5.A of Form 20-F and for guidance, refer to Sections I.B
        and III.B of SEC Release No. 33-8350.

Cost of Sales, page 60

22.   Please tell us the gross profit margins for you subscription revenue and for your hardware
        revenue and what consideration you gave to disclosing these percentages for each period
        presented, with explanations for changes between periods.

Revenue, page 61

23.   In the first bullet point, you attribute the increase in subscription revenue to an increase in
        subscribers to 359,266. However, disclosure in the first full paragraph on page 55
        indicates that sales of additional subscriptions to existing customers also contributed to
        growth. Please advise and tell us what consideration you gave to quantifying the
        contributions to revenues from the increase in sales to both new and existing customers.

24.   Please disclose the reason for the increase in Hardware revenue.

Liquidity and Capital Resources, page 64

25.   On page F-29 you state that during the 2013 and 2012 fiscal years, your target gearing
        ratio was 60%. Please expand your disclosure to provide a discussion of your target
        gearing, including why you believe that this is the optimal capital structure and how you
        expect the target to change after the completion of this IPO.

Business, page 76

26.   In the second risk factor on page 29, you disclose that you are required to meet certain
        BBBEE targets. Please provide, in an appropriate place in your business section, a
        succinct overview of the relevant aspects of the BBBEE that are applicable to your
        business, including whether you are in compliance with the targets that you are required
        to meet. Also disclose the current status of the revisions to the BBBEE and, if known,
        the expected enactment date. Finally, disclose to what extent you have evaluated
        compliance with the expected revised scorecard.

Sales and Marketing, page 84

27.   The second risk factor on page 15 indicates that you are dependent on your distributors for a substantial percentage of your sales, with one group of distributors accounting for a substantial portion of your sales in Africa. Please explain in your document the material features of the agreements or arrangements you have with distributors. Discuss, for example, the extent to which those agreements impose minimum purchase obligations or the extent to which rights to terminate such agreements for non-performance or breach are materially limited.

Service and Support, page 86

28.   Here or in another part of your Business disclosure, please include a discussion of the warranties provided with your products and any relevant trends. In this regard, we note the disclosure beginning on pages F-57.

Research and Development, page 86

29.   Please expand to provide a description of, including the amount spent in, research and development for the last three years. Refer to Item 5.C of Form 20-F.

Management

Board of Directors, page 95

30.   You state on page 93 that Fundiswa Roji is an alternate director to Huber Brody. Please disclose the reason for having an alternate director to Mr. Brody and how responsibilities are allocated.

Compensation of Directors and Executive Officers

Executive Director and Other Senior Management Compensation, page 99

31.   Please tell us whether the disclosure you provided is as extensive as that required for a public company under South African law and the applicable listing standards of the Johannesburg Stock Exchange.

32.   The amounts in the last row of your table for the columns "Other Benefits" and "Total" under the South African rand differ from the amounts in the table on page F-62. Please reconcile.

Related Party Transaction Policy, page 106

33.   Please disclose the related party transaction size or other criteria that would require shareholder approval under South African law or the listing rules of the JSE.

Principal and Selling Shareholders, page 108

34.   Please identify the selling shareholders who will provide the shares for the overallotment option as well as the allocation mechanism to be used in the event varying portions of the overallotment option are exercised.

35.   Please disclose the natural persons that have voting and investment power over the shares held by the entities disclosed in your table on page 109.

Certain Relationship and Related Party Transactions

Control Instruments Group Limited, page 111

36.   For this transaction and the ones following you only provide disclosure for the last two preceding fiscal years. Please expand to disclose transactions for the three preceding fiscal years and up to the date of the document. Refer to Item 7.B of Form 20-F.

Description of Capital Stock, page 113

37.   Please include a discussion of any procedures and timelines by which your board may make calls on shareholders and shares may be forfeited for outstanding taxes or fees.

Voting Rights and Quorum Requirements, page 118

38.   Refer to the penultimate sentence in the second paragraph. Please confirm in your disclosure that you have not added further matters as specified in the Companies Act or expand your disclosure accordingly.

Pre-release, page 129

39.   Please make clear the limit you have set for the amount of ADSs that may be outstanding at any time. Please also make clear how and to what extent the depositary may disregard the limit you have set for the amount of ADSs that may be outstanding at any time.

Shares Eligible for Future Sale, page 133

40.   Please tell us what consideration you gave to including a concise discussion of:
   - the applicable provisions under Regulation S and the number of shares that can be sold thereunder;

- Securities Act Rule 701 to the extent applicable; and
- the relevant provisions of Securities Act Rule 144.

Taxation

South African Tax Considerations, page 134

41.   Please indicate the basis upon which the legal conclusions in your discussion of the South African tax consequences are based.

42.   Regarding the use of the word "certain" in the first sentence, you should address all material tax consequences. Revise accordingly.

Financial Statements for the Years Ended March 31, 2013 and 2012

Statements of Changes in Equity, page F-6

43.   Please tell us how your presentation complies with the requirements of paragraph 106(d) of IAS 1 to provide a reconciliation between the carrying amount at the beginning and end of the period for each component of equity, separately disclosing changes resulting from profit or loss and other comprehensive income or revise your disclosure accordingly.

Notes to the Financial Statements

Note 2. Summary of significant accounting policies

2.5 Property, plant and equipment, page F-15

44.   We note that you depreciate installed in-vehicle devices on a straight-line basis over their expected useful lives. However, we note from your disclosure on page 73 of your March 2012 annual report that these devices are expensed over the contractual period of the service agreement. Please clarify if there has been a change in the period over which you expense these devices and, if so, how you considered the provisions of IAS 8 in accounting for this change.

2.6 Intangible assets

(d) Computer software, technology, in-house software and product development, page F-16

45.   We note that you capitalized R32.6 million and R31.2 million of product development costs during the years ended March 31, 2012 and 2013, respectively. Please provide us with a breakdown of capitalized costs by product/project for each period presented, along with the amount of costs expensed for such products/project during the research phase

and explain how your accounting complies with paragraphs 54 – 59 of IAS 38. In addition, tell us how you have demonstrated that the software will generate future economic benefits, taking into consideration the requirements of paragraph 60 of IAS 38 to apply the principles of IAS 36 in assessing the future economic benefits to be received. In this regard, please describe the significant assumptions used in estimating future cash flows and how you consider these assumptions to be supportable.

2.22 Revenue recognition, page F-25

46.   Revise to disclose when you typically invoice your customers for each of your products and services

47.   We note that for your multiple element arrangements, the amount of revenue allocated to each element is based on the relative fair values of the various elements offered in the arrangement, or by using the residual method. Please clarify your disclosures to indicate for which arrangements you use the relative fair value method and for which arrangements you use the residual method.

48.   We further note that the fair value of each element is determined based on the current market price of the elements when sold separately. Please explain further for us how the fair values of separately sold elements are determined for each of your hardware sales, subscription revenues, fleet management services, rental revenues, installation services and extended warranties. As part of your response, please clarify the circumstances and extent to which these elements are sold separately.

49.   We note from your disclosure on page 55 that you have introduced multiple premium services and features which have contributed to your growth in revenues. Please clarify the nature of these services and features and how you have determined the fair value of these services when sold in multiple element arrangements.

50.   We note that revenue from hardware sales, which has fair value on a standalone basis, is recognized once the risks and rewards of ownership have transferred. Please clarify whether you recognize revenue from sales of hardware upon delivery or upon completion of installation and the factors you considered in making this determination. In addition, tell us how revenue from hardware sales that do not have fair value on a standalone basis is recognized. Revise your disclosures accordingly to address these matters.

51.   We note from your disclosure on page 55 that you generate sales through your global network of distributors and dealers. Please tell us how you considered the provisions of paragraphs 2 and 6 of the Appendix to IAS 18 in accounting for sales made through distributors. As part of your response, please describe any repurchase obligations you have in connection with sales made through these resellers.

52.   We note that the fair value of consideration relating to extended warranty periods is deferred and recognized over the extended warranty period. Please clarify the length of these warranty arrangements, how you determine the fair value of the warranty revenue, and how costs are recognized under these arrangements. Please refer to the authoritative literature you relied on in accounting for these arrangements.

53.   Please revise to describe the refund provisions for your revenue arrangements and how you account for product returns and service credits. As part of your response, please also clarify whether any portion of the consideration allocated to a delivered item is contingent on delivery of additional items or services and tell us how you considered these provisions in your revenue recognition policies.

Note 4. Critical accounting estimates and judgments

(b) Maintenance provision, page F-30

54.   We note that you recognize a provision for maintenance costs per vehicle when the obligation to repair occurs. Please clarify at what point the obligation to repair has occurred and explain further how your accounting for these costs complies with the provisions of IAS 37. In addition, tell us how you considered the provisions of paragraph 11 of the Appendix to IAS 18 to defer a portion of the consideration representing the fair value of such services and recognizing it over the period that the services will be performed.

Note 5. Segment Information, page F-31

55.   Tell us what consideration you gave to including a general description of your consumer solutions and fleet solutions segments, including the types of products and services included in each. We refer you to paragraph 22 of IFRS 8.

Note 7. Intangible assets

Impairment tests for goodwill, page F-37

56.   We note your disclosure of the goodwill sensitivity analysis relating to your Europe Fleet Solutions cash-generating unit ("CGU"). Please tell us what consideration you gave to further disclosing the specific risks and uncertainties associated with this CGU, including management's approach to determining the key assumptions used in determining the recoverable amount, as required by paragraph 134(d) of IAS 36, including the following:
   - Whether the projected cash flows reflect past experience or are consistent with external sources of information, and, if not, how and why they differ from past experience or external sources of information. In this regard, we note your disclosure on page F-32 that your European fleet solutions segment has negative EBITDA of R4.8 million and R6.5 million for fiscal years 2013 and 2012, respectively;

- How your actual cash flows have compared to your forecasted cash flows for this CGU in recent years and how you have taken into account any differences in considering your ability to accurately forecast future cash flows for this CGU; and
- The specific factors that will impact your ability to achieve your forecasted cash flows and the degree of uncertainty with these factors.

57.   We note your disclosure on page 58 that you did not recognize deferred tax assets relating to losses generated by your European business as the realization of the tax benefits through future taxable profits is not probable. Please clarify the differences between the cash flow projections that you used in determining the recoverable amount of this CGU and the future income projections that you used in determining the realization of tax benefits.

Note 16. Stated capital/share capital and premium

Share options, page F-46

58.   Tell us what consideration you gave to disclosing the weighted average fair value of options granted during the year ended March 31, 2012 and information on how the fair value was measured, as required by paragraph 47(a) of IFRS 2.

59.   Please clarify the transaction that resulted in the R137 million reserve relating to your non-controlling interest. Tell us how you have accounted for this transaction and the authoritative accounting literature upon which you relied.

Note 36. Contingencies

Service agreement, page F-71

60.   Please clarify how you considered the guidance in paragraph 14 of IAS 37 in determining whether to recognize a provision for the claw back payments available to Mobile Telephone Networks Proprietary Limited. In your response, please address whether you believe it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation. In this regard, you state no loss is expected under this arrangement. To the extent that you determined a loss is not probable, then revise your disclosures to clarify as such using terminology consistent with the guidance in IAS 37.

Note 25. Operating profit, page F-60

61.   We note the information included in Note 25 regarding the nature of certain expenses where you provided a breakdown of approximately 86% and 72% of your operating expenses for fiscal years 2013 and 2012, respectively pursuant to paragraph 104 of IAS 1. Please supplementally provide us with a breakdown of any other operating expenses not

accounted for in Note 25 and to the extent that any individual item is significant, tell us your consideration to separately disclose such amounts in these disclosures.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3462 with any other questions. You may also contact Corey Jennings in the Office of International Corporate Finance at (202) 551-3258. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief—Legal

cc: Via E-mail
        Kenneth G. Alberstadt, Esq.
        Akerman Senterfitt LLP